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                                 August 8, 2005


VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
ZIP - 20549-0405


                     Tele Norte Celular Participacoes S.A.,
                 Form 20-F for the year ended December 31, 2004
                               File No. 001-091409


Dear Mr. Spirgel:

Tele Norte Celular Participacoes S.A., acknowledges receipt of the Staff's comment letter dated July 26, 2005 concerning the above-referenced filing on Form 20-F. We are in the process of generating our responses to the comments in the Staff's letter. However, we will not be in a position to submit our reponses to the Staff by August 8, 2005. Instead, we expect to be able to submit our responses to the Staff on or by August 17, 2005.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 011-55-31-9950-2977 or Mr. Leonardo Dias, Investor Relations Associate Director, at 011-55-31-9903-6644.

                                           Very truly yours,

                                           /s/ Ricardo Del Guerra Perpetuo
                                           -------------------------------
                                           Name:  Ricardo Del Guerra Perpetuo
                                           Tele Norte Celular Participacoes S.A.



Cc: Melissa Hauber, U.S. Securities and Exchange Commission - via facsimile